[Letterhead of Luse Gorman Pomerenk & Schick, P.C.]

(202) 274-2007	nquint@luselaw.com

May 7, 2010

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

Attn.:       Mr. William Friar
 Mail Stop 4720

Re:	Colonial Financial Services, Inc. (Registration No. 333-165532)
Registration Statement on Form S-1

Dear Mr. Friar:

On behalf of Colonial Financial Services, Inc. (the “Company”) and in accordance with Rule 101 of Regulation S-T, we are hereby transmitting Pre-effective Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Amended S-1”).  Set forth below are the comments from the Staff’s comment letter dated May 5, 2010, as well as the Company’s responses to those comments.  In addition to these revisions, the Company’s Prospectus has been revised in response to comments received from the Office of Thrift Supervision (“OTS”).  The Amended S-1 has been blacklined to reflect changes from the original filing.

Amendment No. 1 to Registration Statement on Form S-1

General

1.
Prior to the effectiveness of this registration statement, please provide us with a copy of a letter or a call from FINRA indicating that FINRA has finished its review and has no additional concerns regarding the selling agent arrangements in this offering.

     The request is noted.

2.
We note numerous spaces throughout your registration statement for information that you are not entitled to omit under Rule 430A.  Please fill in all blanks throughout the registration statement prior to effectiveness except for the specific information that you are permitted to omit.

     The Company has completed all blanks as required by Rule 430A.

Securities and Exchange Commission
May 7, 2010

Provision for Loan Losses, page 64

3.
We note your response to comment 15 in our letter dated April 15, 2010.  In particular, we note your revised disclosure that you originate commercial real estate loans that you believe to be of “greater credit quality” but that may provide lower yields.  Please revise to clarify what you mean by “greater credit quality.”

     Page 65 has been revised, as requested.

Management, page 112

Board Independence, page 113

4.	It appears that the last sentence of this section regarding Mr. McCaffrey is incomplete. Please revise or advise.

     The sentence on page 114 has been completed.

                                                                                                                               *   *   *   *   *

We trust the foregoing is responsive to the staff’s comments.  The Company wishes to have the registration statement declared effective as soon as possible.  We therefore request that the staff advise the undersigned at (202) 274-2007 or Adam Wheeler of this office at (202) 274-2013 as soon as possible if it has any further comments.

Respectfully,

\s\ Ned Quint

Ned Quint
Enclosures
cc:           Justin Dobbie, Esq.
Kevin Vaughan, CPA
Paul Cline, CPA
Edward J. Geletka, President and
   Chief Executive Officer
Adam Wheeler, Esq.